September 19, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Chris Harley
Gustavo A. Rodriguez, Accounting Branch Chief
Mark S. Webb, Legal Branch Chief

Re:	Canwealth Minerals Corporation
Registration Statement on Form S-1
Filed July 8, 2013
File No. 333-189845

Ladies and Gentlemen:

We are submitting this letter on behalf of Canwealth Minerals Corporation (the “Company” or “Canwealth”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2013 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-189845) filed with the Commission on July 8, 2013 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not produced any of the written communications or research reports requested by the Commission in this comment.

Cover Page of Prospectus

2.
Please revise the cover page to provide the disclosure required by Item 501(b)(3) and (8) of Regulation S-K. In accordance with Rule 415(a)(4) delete your reference (on the cover page and elsewhere) to selling at “prevailing market prices.”

In response to the Staff’s comment, the Company has revised the cover page of the prospectus.

Securities and Exchange Commission
September 19, 2013

The Offering, page 2

3.
Please delete your reference to the offering terminating when all securities are sold and replace it with a statement that the offering will terminate within two years from the initial effective date of the registration.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 1.

Dilution

4.	Please provide the disclosure required by Item 6 of Form S-1 and Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has inserted this required disclosure on page 9 of Amendment No. 1.

Risk Factors, page 3

5.	Please delete the last sentence of the preamble. You are required to identify all material risks. You can expand that sentence into a risk factor.

In response to the Staff’s comment, the Company has deleted the last sentence of the preamble on page 3 of Amendment No. 1.

6.
Some of your risk factors state that you can offer no assurance about a certain outcome or that it is uncertain. Please eliminate all such language since the risk is not your inability to offer assurance, but the underlying situation.

In response to the Staff’s comment, the Company has deleted from its risk factors all statements that the Company can offer no assurance about a certain outcome or that it is uncertain.

Resales of shares offered by this prospectus, page 7

7.	Since this prospectus does not cover the resale of shares, this risk factor is confusing.

The Company has confirmed that this prospectus shall not cover the resale of shares and, accordingly, the Company has deleted this risk factor in response to the Staff’s comment.

Use of Proceeds, page 9

8.	Please indicate that a significant part of the proceeds will be paid to an affiliate, and provide information similar to that required by Item 504(5) or (6).

The Company has indicated on pages 2 and 8 of the prospectus that the proceeds of the offering will be used to repay outstanding indebtedness and for general working capital purposes.  Since the proceeds are not expected to be used for the acquisition of businesses or assets outside the ordinary course of business, the Company does not believe that the disclosures required by Item 504(5) or (6) of Regulation S-K are applicable..

Cautionary Statement Regarding Forward-Looking Statements, page 10

9.	Since this prospectus relates to an initial public offering, the safe harbor is not available. Please revise.

In response to the Staff’s comment, the reference to the safe harbor has been deleted.

Securities and Exchange Commission
September 19, 2013

Description of Business, page 11

10.
Please revise this section to provide the disclosure required by Item 11(a) of Form S-1 and Item 101(h) of Regulation S-K including, but not limited to the following: Item 101(h)(vii) concessions including duration; Item 101(h)(viii) need for any governmental approval; Item 101(h)(ix) effect of existing or probable governmental regulations; Item 101(h)(xi) costs and effects of compliance with environmental laws; and Item 101(h)(xii) number of total employees and the number of full-time employees.

The Company has revised its disclosure on pages 11-14 of Amendment No. 1 in response to the Staff’s comment.

11.	Please indicate what the estimated costs of reaching your short-term and medium-term goals will be and how you intend to fund such costs.

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Amendment  No. 1.

Description of Properties, page 13

12.
Please clarify how you “hold” 9 properties that are “under our management” and what you paid for them. Disclose the basis for your claims that each of your properties is “considered a highly favorable site for exploration.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 15-20 of Amendment No. 1.

13.	Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

In response to the Staff’s comment, the Company has inserted a small-scale map with respect to each of the properties in which the Company has a mining claim on pages 16- 20 of Amendment No. 1.

14.
Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•
An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 and on Annex A to Amendment No.1.

Securities and Exchange Commission
September 19, 2013

15.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15-20 of Amendment No. 1.  The Company also added a clear statement on page 15 of Amendment No. 1 that each of its properties is without known reserves and the proposed program is exploratory in nature.

16.	Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15-20 of Amendment No. 1.  The Company also added a statement on page 15 of Amendment No. 1 that there are currently no detailed plans to conduct exploration on the properties.  Such detailed plans will be produced by the Company’s exploration team once it is engaged.

17.
We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

In response to the Staff’s comment, the Company has removed from the Description of Properties section information regarding other companies.

Securities and Exchange Commission
September 19, 2013

18.	Please disclose if your properties have been visited by a member of your management team.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 to reflect that the properties were visited by the Company’s former president while he served in such capacity.

19.	Please provide sources for historical work performed on your property.

The Company is not aware of any historical work performed on its properties.

20.
Please provide an overview of the exploration and mining permit requirements for companies operating in Canada. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11-15 of Amendment No. 1.

Market Price and Dividends on Common Equity and Related Stockholder Matters, page 16

21.	Please update the status of the note for the loan to you of $20,102 that was due June 30, 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 1 and in the footnotes to the Company’s financial statements.

Management’s Discussion and Analysis, page 17

22.	Please revise this section to provide the disclosure required by Item 303 including description of your material commitments and the source of funds required by Item 303(a)(2) of Regulation S-K.

The Company does not have additional information required by Item 303 of Regulation S-K.

Executive Officers and Directors, page 24

23.	Please provide a five-year business history for Mr. McIntosh.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners, page 24

24.	Please provide the natural person or persons who are the beneficial owners of the shares held by ICBS and Radcor.

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 1.

25.	Please explain to the staff the basis for Mr. McIntosh’s disclaimer of ownership with regard to the ICBS shares.

The Company has deleted this disclaimer, which has been deemed inapplicable.

Securities and Exchange Commission
September 19, 2013

Critical Accounting Policies, pages 19-22

General

26.
We note that you have provided a risk factor to explain that you have elected to opt-in to the extended transition period for new or revised accounting standards. Please expand the disclosure in your critical accounting policies to state that as a result of this election your financial statements may not be comparable to those of companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised its disclosure on page 21of Amendment No. 1 to state that as a result of the Company’s election to opt-in to the extended transition period for new or revised accounting standards, the Company’s financial statements may not be comparable to those of companies that comply with public ompany effective dates.

Concentration of Credit Risk, pages 21 -22

27.
You state here and in Note 3 – Summary of Significant Accounting Policies of the financial statements that the company operates in Indonesia and is subject to specific considerations and significant risks not typically associated with companies in North America. It does not appear to the staff that the company has operations in Indonesia based on our review of the Form S-1 or the Canadian subsidiary identified in Exhibit 21.1. Please advise or revise, as applicable.

In response to the Staff’s comment, the Company has deleted the erroneous references to Indonesia in the prospectus.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

28.
Please file the report of the independent registered public accountants on the financial statements for the balance sheet of Canwealth Minerals Corporation as of December 31, 2011 and the related statements of Operations, Stockholders’ Deficit and Cash Flows for the year ended December 31, 2011 and for the period from February 1, 2006 (date of inception) through December 31, 2011.

The report of the independent registered public accountants on page F-1 of Amendment No. 1 has been amended to include references to the above-referenced financial statements.

Notes to the Financial Statements

Note 2 – Merger and Recapitalization, page F-6

29.	Please tell us how your accounting for the acquisition complies with ASC 805-40 and how you determined that Canwealth Delaware is the acquiring entity.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-6, F-7, F-21 and F-22 of Amendment No. 1.

Note 4 – Going Concern Matters, page F-11

30.
Please expand the note here and in Note 4 – Going Concern Matters in the company’s unaudited financial statements to state the details of the company’s viable plan that has the capability of removing the threat to the continuation of the business pursuant to AU Section 341. In this regard, the plan may include a “best efforts” offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on and be updated in the interim period.

Securities and Exchange Commission
September 19, 2013

The Company is seeking to raise capital through its initial public offering and through other potential financings and business opportunities.  The Company’s goal is to raise the initial funding of approximately $15,000,000 to enable it to fund its operations for the next twelve months and beyond.  Our operations initially will be focused on engaging a team of mining specialists and geologists, further develop the mining claims that the Company already owns, and to perform additional tests on existing claims to determine an overall strategy or mining plan.  The amount of money raised will determine how long the Company will continue as a going concern.  The Company has revised its disclosure on pages F-11 and F-26 of Amendment No. 1 to reflect the foregoing.

Exhibit 5.1 Opinion

31.	The registration statement does not relate to the resale of shares. Please revise.

In response to the Staff’s comment, the Company’s counsel has revised its opinion in Exhibit 5.1.